EXHIBIT 99.2

Press Release

Electric Mobility in Germany:

Total acquires Charging Solutions and becomes the operator

of a network of 2,000 EV charge points

Berlin, 12 November 2020 – Total finalized the acquisition from the Viessmann group of Charging Solutions, the subsidiary specialized in Electric Vehicle charging infrastructure of its affiliate Digital Energy Solutions (DES). With this transaction, Total becomes the operator in Germany of a network of a 2,000 charge points installed at private businesses’ locations, including some of which are accessible to the general public.

Total also reinforces its technical and commercial competencies in the fields of installation, operation and management of charging networks dedicated to fleets and companies. Based in Munich, this new entity of Total Deutschland will pursue its development by offering complete solutions for electric charging, including consulting, planification, installation and invoicing of charging services. Fleet managers will also benefit from adapted solutions for their employees’ home charging of companies’ cars.

“The ambition of Total is to operate 150,000 charge points in Europe by 2025. The acquisition of Charging Solutions will allow us to accelerate our development on the German market” declares Alexis Vovk, President for Marketing & Services at Total. “Electric charging is modifying the traditional model of energy supply for vehicles, from the distribution at service-stations to a multi-channel distribution: at work, at home, in public places, in commercial areas or at service-stations. We expect a strong growth on the professional and B2B segment and we will be ready to cater to their needs with dedicated charging solutions.”

The integration of Charging Solutions to the Group’s German affiliate, Total Deutschland, is effective since November 1st, 2020. This transfer of activities will have no impact on the customers nor on the existing partners of Charging Solutions.

About Total in Germany

Total is present in Germany since 1955 and currently employs more than 4,000 people. Its affiliate Total Deutschland GmbH operates the third largest retail network of the country, with more than 1,200 service stations. In Germany, Total offers a wide range of energy products: lubricants, liquified petroleum gas, fuel oil, marine and aviation lubricants, bitumen and specialty products dedicated to the Industry. The Group operates in Leuna one of Europe’s most modern refineries: Total Raffinerie Mitteldeutschland. Total is also active in petrochemicals, natural gas trading, solar energy installations with SunPower and smart solutions for automotive and aviation with Hutchinson. Finally, Total is also present in new energies for mobility, with an operated network of over 2,000 charge points for electric vehicles as well as hydrogen refilling stations. total.de l de.total.com

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.